Exhibit 2.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR

ENDED DECEMBER 31, 2023

March 28, 2024

TABLE OF CONTENTS

EXPLANATORY NOTES	5
Forward-Looking Statements	5

CORPORATE STRUCTURE	7
Name, Address And Incorporation	7
Intercorporate Relationship	7

GENERAL DEVELOPMENT OF THE BUSINESS	8
2023 Developments and Recent Developments in 2024	8
Changes to the Management and Board	8
Trade X	9
Hostile Take-Over Bid and Aimia Application before the Capital Markets Tribunal	9
Mithaq Application before the Capital Markets Tribunal	10
Settlement of Legal Disputes with Christopher Mittleman and Milkwood Capital	11
Acquisition of Majority Stake in StarChem S.A	12
Private Placement	12
Loans to Kognitiv Corporation	13
Acquisition of Cortland Industrial, LLC	13
Acquisition of Giovanni Bozzetto S.p.A	13
Acquisition of Tufropes	13
2022 Developments	14
Changes to Board of Directors	14
PLM Transaction	14
Normal Course Issuer Bid	14
Investment in Kognitiv Corporation	14
2021 Developments	15
Changes to Board of Directors	15
Trade X Transactions	15
Clear Media Transaction	15
Capital A Transaction	15
Normal Course Issuer Bid	15

THE BUSINESS	16
Overview	16
Structure Of The Business	16
Holdings	16
Clear Media Limited	16
Kognitiv	16
Bozzetto	17
Cortland International	18
Competition	19
Bozzetto	19
Cortland International	19
Employees	20
Facilities	20
Aimia	20
Bozzetto	20
Cortland International	21
Environmental, Health and Safety	21

Bozzetto	21
Cortland International	22

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS	22

DESCRIPTION OF CAPITAL STRUCTURE	22
Common Shares	22
Preferred Shares	23
Series 1 Preferred Shares and Series 2 Preferred Shares	23
Series 3 Preferred Shares and Series 4 Preferred Shares	25
Normal Course Issuer Bid	27
Ratings	27

DIVIDENDS AND DISTRIBUTIONS	27

MARKET FOR SECURITIES	27
Trading Price And Volume	27
Common Shares	27
Series 1 Preferred Shares	28
Series 3 Preferred Shares	29
Prior Sales	29

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	30

DIRECTORS AND OFFICERS	30
Directors	30
Officers	31
Biographies	31
Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	34
Corporate Cease Trade Orders or Bankruptcies	34
Penalties or Sanctions	34
Personal Bankruptcies	35
Conflicts Of Interest	35

AUDIT COMMITTEE INFORMATION	35
Charter Of The Audit Committee	35
Composition Of The Audit Committee	35
Relevant Education And Experience Of The Audit Committee Members	35
Pre-Approval Policies And Procedures	35
Audit Fees	36

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36

TRANSFER AGENT AND REGISTRAR	37

MATERIAL CONTRACTS	37

INTERESTS OF EXPERTS	37

ADDITIONAL INFORMATION	37

EXPLANATORY NOTES

The information in this Annual Information Form is stated as at December 31, 2023, unless otherwise indicated.

Unless otherwise indicated in this Annual Information Form, “Aimia”, “we”, “us”, “our”, or “the Corporation” refers to Aimia Inc., and, where the context requires, its subsidiaries and associated companies.

Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to $ are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Aimia is entirely dependent upon the operations and financial condition of its subsidiaries and investee companies. The earnings and cash flows of Aimia are affected by certain risks. For a description of those risks, please refer to the section “Risks and Uncertainties Affecting the Business” included in Aimia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2023 and 2022 (the “2023 MD&A”).

This Annual Information Form contains statements that constitute “forward-looking information” within the meaning of Canadian securities laws (“forward-looking statements”), which are based upon our current expectations, estimates, projections, assumptions and beliefs. All information that is not clearly historical in nature may constitute forward-looking statements. Forward-looking statements are typically identified by the use of terms or phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and “should”, and similar terms and phrases, including references to assumptions.

Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to shareholder activism and related litigation in front of the Court and in front of the Capital Markets Tribunal, the earn-out in connection with the PLM Transaction, amounts that may be recovered from the Trade X receivership, the release of the escrowed securities from escrow in the event of achievement of performance threshold, Cortland International and Bozzetto’s industry-specific risks, Aimia’s current and future strategic initiatives and investment opportunities.

Forward-looking statements, by their nature, are based on assumptions and are subject to known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the forward-looking statement will not occur. The forward-looking statements in this Annual Information Form speak only as of the date hereof and reflect several material factors, expectations and assumptions. While Aimia considers these factors, expectations and assumptions to be reasonable, actual events or results could differ materially from the results, predictions, forecasts, conclusions or projections expressed or implied in the forward-looking statements. Undue reliance should not be placed on any predictions or forward-looking statements as these may be affected by, among other things, changing external events and general uncertainties of the business. A discussion of the material risks applicable to us can be found in the Section entitled “Risks and Uncertainties Affecting the Business” included in the 2023 MD&A. Aimia cautions that the list of risk factors incorporated by reference in this Annual Information Form is not exhaustive. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and we disclaim any intention and assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Aimia Inc. (the “Corporation” or “Aimia”) was incorporated on May 5, 2008, under the Canada Business Corporations Act (as amended from time to time, the “CBCA”). The Corporation is the successor to Aeroplan Income Fund following the completion of the reorganization of Aeroplan Income Fund from an income trust structure to a corporate structure by way of a court- approved plan of arrangement under the CBCA on June 25, 2008, and a reorganization of its corporate structure on December 29 and 30, 2008.

On January 19, 2010, the Corporation’s articles of incorporation were amended to create the cumulative rate reset preferred shares, Series 1 (the “Series 1 Preferred Shares”) and the cumulative floating rate preferred shares, Series 2 (the “Series 2 Preferred Shares”). On May 19, 2010, the Corporation’s articles of incorporation were amended to grant voting rights, in certain limited circumstances, to holders of Series 1 Preferred Shares and Series 2 Preferred Shares. On May 4, 2012, the Corporation’s articles of incorporation were amended for the Corporation to adopt the name “Aimia Inc.” On January 15, 2014, the Corporation’s articles of incorporation were further amended to create the cumulative rate reset preferred shares, Series 3 (the “Series 3 Preferred Shares”) and the cumulative floating rate preferred shares, Series 4 (the “Series 4 Preferred Shares”). On January 4, 2017, the Corporation amalgamated with its subsidiary by way of a vertical short form amalgamation. See the section “Description of Capital Structure” for a summary of the material terms of the Series 1 Preferred Shares, Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares.

The registered and head office of Aimia is located at 1 University Avenue, 3rd Floor, Toronto, Ontario, Canada, M5J 2P1.

INTERCORPORATE RELATIONSHIP

The table below shows Aimia’s main subsidiaries, where they are incorporated or registered, and the percentage of voting securities that Aimia beneficially owns or directly or indirectly exercises control or direction over. Aimia has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues for the year ended December 31, 2023. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues for the year ended December 31, 2023.

Subsidiary	Where Is it Incorporated or Registered	Aimia Ownership
1392479 B.C. Unlimited Liability Company	Canada (B.C.)	100%(1)
Chem Italia S.r.l.	Italy	94.1%(2)

(1)	Parent company of Aimia’s Cortland International reporting and operating segment.
(2)	Parent company of Aimia’s Bozzetto reporting and operating segment. The remaining 5.9% is owned by the executive management of the Bozzetto Group.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a summary of the general development of Aimia’s business over the three (3) most recently completed financial years and recent developments in 2024.

2023 DEVELOPMENTS AND RECENT DEVELOPMENTS IN 2024

Changes to the Management and Board

On February 29, 2024 (effective February 28, 2024), Aimia announced the following changes to Management and the board of directors of the Corporation (the “Board” or the “Board of Directors”):

•	the nomination of Robert Feingold as Director of the Corporation;

•	the appointment of Linda Habgood as Chair of the Corporation’s Human Resources and Compensation Committee;

•	the appointment of Yannis Skoufalos as Chair of the Corporation’s Governance and Nominating Committee;

•	the resignation of Kristen Dickey as Director of the Corporation; and

•	the resignation of Suzanne Raftery Herbst as Chief Operating Officer of the Corporation.

On January 11, 2024, Aimia announced:

•	the appointment of Thomas Finke as Executive Chairman of the Corporation;

•	the resignation of Philip Mittleman as Chief Executive Officer of the Corporation and of Michael Lehmann as President of the Corporation;

•	the nomination of Karen Basian as Lead Independent Director of the Corporation; and

•	the commencement of a search by the Board of Directors of the Corporation for a new operations-focused Chief Executive Officer.

In addition, on January 11, 2024, Aimia decided to suspend the meetings of its Investment Committee, pending a review of its mandate and composition. In the meantime, the Board would ensure reviews of any investment decisions.

On November 27, 2023, the Corporation announced the appointment of Suzanne Raftery Herbst as Chief Operating Officer of the Corporation.

On October 21, 2023, concurrently with the Private Placement (as defined below), Thomas Finke and Yannis Skoufalos were appointed to the Board. Mr. Finke was also appointed as Chairman of the Board.

On September 25, 2023, the Corporation announced the resignation of Jon Mattson as

Director of the Corporation. It was further announced that Mr. Mattson would continue to provide oversight and consulting services to the Corporation.

On July 10, 2023, Aimia announced the appointment of a new independent Director, Thomas (Tom) Little, to the Board. Karen Basian was also appointed as Interim Chair of the Board, replacing David Rosenkrantz.

Trade X

On December 20, 2023, the Superior Court of Québec rendered an Initial Order pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”) in respect of 13517985 Canada Inc. doing business under the name of Wholesale Express (“Wholesale Express”), a subsidiary of Trade X Group of Companies Inc. (“Trade X”). On January 12, 2024, the Superior Court of Québec approved the sale of Wholesale Express pursuant to an Approval and Reverse Vesting Order. The sale closed on January 23, 2024, such that Wholesale Express is no longer subject to CCAA proceedings and Wholesale Express is no longer a subsidiary of Trade X. Aimia was an unsecured creditor of Wholesale Express as, on or around April 27, 2023, it had extended a bridge loan to Wholesale Express in an amount of USD 2,000,000. As a result of the aforementioned Approval and Reverse Vesting Order, Aimia is now an unsecured creditor and intends to file a proof of claim concerning the remaining cash proceeds of the sale of Wholesale Express to assert its claim in connection with the bridge loan to Wholesale Express. The expected distribution on account of such proof of claim, if any, is unknown.

On December 22, 2023, the Ontario Superior Court of Justice appointed FTI Consulting Canada Inc. as receiver of substantially all of the property of Trade X Group of Companies Inc. and certain related entities pursuant to section 243 of the Bankruptcy and Insolvency Act and section 101 of the Courts of Justice Act (Ontario). Since its appointment, the receiver has been taking steps to realize upon the assets of Trade X and has brought a motion to seek payment of certain funds to it from third parties who had received proceeds of the sale of Trade X property.

Aimia is a creditor of Trade X pursuant to an Amended and Restated Secured Convertible Note for an amount of USD 25,000,000 dated December 23, 2022 (the “Convertible Note”). Under the Convertible Note and an intercreditor agreement entered into between Aimia and certain other lenders to Trade X, the indebtedness under the Convertible Note was secured by a security interest in the shares held by Trade X in Wholesale Express (the “WE Shares”), the rights and claims of Trade X in the WE Shares, the dividends and distributions pertaining to the WE Shares, the substitutions and replacements of the WE Shares, and the proceeds in any form derived directly or indirectly from any dealing with all or any part of the WE Shares. Aimia intends to file a proof of claim in the WE Claims Process to assert its claim in connection with WE Shares and the Convertible Note. The expected distribution on account of such proof of claim, if any, is unknown. At this time it is also unknown whether there will be any recovery from the Trade X receivership available for distribution to Aimia in respect of its secured claim pursuant to the Convertible Note.

Hostile Take-Over Bid and Aimia Application before the Capital Markets Tribunal

On October 5, 2023, Mithaq Canada Inc. (“Mithaq”), a wholly-owned subsidiary of Mithaq Capital SPC (“Mithaq Capital”), formally commenced an unsolicited take-over bid to acquire all of the issued and outstanding common shares of Aimia (the “Common Shares”) not already owned by Mithaq or its affiliates, together with the associated rights issued and outstanding under the shareholder rights plan of Aimia, including any Common Shares that may become issued and outstanding after the date of the Hostile Offer, but prior to the Expiry Time, upon the exercise of options to acquire Common Shares or upon any other exercise, exchange or conversion of securities of the Corporation into Common Shares, at a price of $3.66 per Common Share (the “Hostile Offer”). The Hostile Offer was initially open for acceptance until 11:59 p.m. (Vancouver time) on January 18, 2024 (the “Expiry Time”). At the time the Hostile Offer was made, Mithaq Capital held approximately 30.96% of the Common Shares.

On October 20, 2023, following receipt of a unanimous recommendation of a special committee of independent directors (the “Special Committee”), the Board issued a directors’ circular recommending that shareholders of Aimia reject the Hostile Offer (the “Directors’ Circular”). The Directors’ Circular outlined the reasons why the Board made its recommendation and determined that the Hostile Offer was undervalued, inadequate, and not in the best interests of the Corporation, its shareholders and its other stakeholders.

On November 28, 2023, Mithaq filed a notice of variation to the Hostile Offer, removing one of the twenty bid conditions contained in the Hostile Offer and slightly modifying another. Following consideration of the notice of variation and receipt of a recommendation of the Special Committee, the Board continued to recommend that shareholders of Aimia reject the Hostile Offer. On January 18, 2024, Mithaq filed a notice of extension extending the Expiry Time until 11:59 p.m. (Vancouver time) on February 15, 2024 (the “Amended Expiry Time”). Given the notice of extension made no changes to the terms of the Hostile Offer, the Board’s recommendation to reject the Hostile Offer did not change.

On February 13, 2024, Aimia filed an application with the Capital Markets Tribunal of the Ontario Securities Commission (the “Capital Markets Tribunal”) against Mithaq in connection with various breaches of the Securities Act (Ontario). Aimia alleges that Mithaq breached Ontario securities law by failing to disclose that it: (i) was acting jointly with other Aimia shareholders; (ii) planned to change the Board and alter Aimia’s business model and strategy; and (iii) planned to acquire additional Common Shares. Aimia also alleges that Mithaq failed to comply with the take- over bid rules by failing to put an offer of $4.13 per share to all shareholders, despite having purchased shares at that price at a time when its holdings exceeded 20%, in combination with joint actors. Aimia seeks: (i) a declaration that Mithaq breached sections 2.8 and 5.2(2) of National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”); and (ii) an order directing Mithaq to make a take-over bid to all Aimia shareholders at a share price of $4.13. Aimia’s application is scheduled to be heard on May 1 and 2, 2024.

On February 16, 2024, Mithaq Capital announced the expiry of the Hostile Offer, noting that the statutory minimum tender condition had not been satisfied by the Amended Expiry Time. Mithaq’s share ownership at the Amended Expiry Time was 28.42%.

On March 6, 2024, Mithaq brought a motion asking the Capital Markets Tribunal to dismiss Aimia’s application. Mithaq alleges that: (i) Aimia does not have standing to bring the application; and (ii) Aimia’s application is abusive. Mithaq’s motion is scheduled to be heard on April 10, 2024.

Mithaq Application before the Capital Markets Tribunal

On October 13, 2023, Aimia announced the Private Placement (as defined below).

On October 17, 2023, Mithaq filed an application with the Capital Markets Tribunal for, among other things, an order cease-trading the Private Placement. Mithaq also requested an emergency hearing before the Capital Markets Tribunal.

On October 19, 2023, an emergency hearing was held before the Capital Markets Tribunal. Mithaq’s application was scheduled for December 12 and 13, 2023 and Aimia undertook to unwind the Private Placement in the event that Mithaq’s application was successful.

On November 17, 2023, Aimia commenced a cross-application before the Capital Markets Tribunal seeking, among other things, an order preventing Mithaq from acquiring Common Shares under the exemption provided at s. 2.2(3) of NI 62-104. Aimia’s cross-application was scheduled to be heard concurrently with Mithaq’s application on December 12 and 13, 2023.

On October 21, 2023, Aimia completed the Private Placement (see section entitled Private Placement below for further information).

On December 14, 2023, the Capital Markets Tribunal dismissed both Mithaq’s application and Aimia’s cross-application.

Settlement of Legal Disputes with Christopher Mittleman and Milkwood Capital

On April 12, 2023, Aimia commenced an action against Christopher Mittleman before the Ontario Superior Court, alleging that Christopher Mittleman had wrongfully disclosed confidential information to various Aimia shareholders relating to the acquisition and voting of Common Shares. Aimia subsequently amended its claim to name Mithaq Capital and Milkwood Capital (UK) Ltd. (“Milkwood”) as defendants, alleging among other things, that Mithaq Capital, Milkwood and Mr. Christopher Mittleman had acted jointly and in concert in an undisclosed campaign to acquire Common Shares in an effort to reconstitute the Corporation’s board and alter its business strategy.

Mr. Christopher Mittleman, Milkwood, and Mithaq Capital each commenced counterclaims against Aimia, and all claims were scheduled to be heard at a trial commencing January 8, 2024. Additionally, on April 27, 2023, Mithaq Capital commenced an application against Aimia before the Ontario Superior Court, seeking a review of the proxies cast at Aimia’s April 18, 2023 annual general meeting of shareholders (the “AGM”) and additional unspecified “ancillary relief”.

On October 5, 2023, Mithaq Capital brought a motion seeking a declaration that none of Aimia’s directors were elected at the AGM and an order calling a special meeting of Aimia shareholders. Mithaq’s motion was scheduled to be heard at the January 8, 2024 trial of Aimia’s action and the defendants’ counterclaims.

On December 29, 2023, Aimia announced that it had entered into a settlement agreement with Milkwood through which both Aimia and Milkwood agreed to dismiss all legal proceedings against each other.

On January 3, 2024, Aimia announced that it had entered into a settlement agreement with Mr. Christopher Mittleman through which both Aimia and Mr. Christopher Mittleman agreed to dismiss all legal proceedings against each other.
On January 7, 2024, the trial of Aimia’s action, Mithaq Capital counterclaims, and Mithaq’s motion was adjourned. Aimia’s action as against Mithaq Capital, and Mithaq Capital’s application against Aimia remain outstanding. As at the date hereof, no date has been scheduled for the trial.

Acquisition of Majority Stake in StarChem S.A.

On January 3, 2024, Aimia announced that Giovanni Bozzetto S.p.A. (“Bozzetto”), its Bozzetto Group subsidiary, acquired 65% of StarChem S.A. for $24.1 million, with a potential earn-out of $12.1 million1. The purchase price was funded entirely from Bozzetto Group’s existing capex credit facility and Bozzetto Group’s cash on hand. The executive management team of StarChem S.A. retained a collective minority stake of 35%. The acquisition expands Bozzetto’s markets and underscored Aimia’s strategy to grow its portfolio of assets in North America.

Private Placement

On October 21, 2023, the Corporation completed a private placement (the “Private Placement”) by strategic investors of 10,475,000 Common Shares of the Corporation together with 10,475,000 common share purchase warrants for total gross proceeds of $32.5 million. Each Common Share and accompanying common share purchase warrant was issued at $3.10 and each common share purchase warrant is exercisable at $3.70 per Common Share until October 20, 2028. The net proceeds from the Private Placement were used to fund the Corporation’s operations over the following 12 to 24 months and support the Corporation’s strategic investment plans and other contingencies. While the validity of the Private Placement was challenged by Mithaq, on December 14, 2023, the Capital Markets Tribunal dismissed Mithaq’s application and confirmed it would not amend or vary the approval of the Private Placement previously given by the Toronto Stock Exchange (“TSX”).

In accordance with the investor rights agreement (the “IRA”) dated October 20, 2023 between the Corporation and Eagle 1250 Investment Group, LLC (the “Lead Investor”) and entered into in connection with the Private Placement:

•
the Lead Investor is entitled to nominate one (1) independent director (the “Investor Nominee”) to the Board for so long as the Lead Investor continues to hold at least 50% of the Common Shares acquired under the Private Placement (the “Target Share Threshold”). Upon the Lead Investor ceasing to hold 50% of the Target Share Threshold, unless otherwise determined by a vote of a majority of the remaining members of the Board, the Investor Nominee shall immediately resign from the Board;

•	the Board shall not propose or resolve to increase the size of the Board in excess of eight (8) directors without the consent of the Lead Investor;

•
so long as the Investor Nominee serves as a member of the Board, the Investor Nominee (i) shall serve as Chair of the Board’s Governance and Nominating Committee (provided the Investor Nominee requests to act in such capacity and satisfies the eligibility criteria for such position and committee and provided further that the Investor Nominee is independent for the purposes of applicable securities laws), and (ii) shall be eligible to serve on any committee of the Board provided that the Investor Nominee satisfies the eligibility criteria for such committee;

•	the Lead Investor has a customary pre-emptive right to participate on a pro rata basis in future issuances of Common Shares until the later of the date that is 60 months after

1	Based on USD/CAD of 1.3316 as at January 2, 2024.

closing of the Private Placement and the Lead Investor ceasing to hold the Target Share Threshold; and

•
the Lead Investor has demand registration rights to sell Common Shares pursuant to a registration statement in the United States after the date that is 24 months after closing of the Private Placement.

Loans to Kognitiv Corporation

Up to September 15, 2023, Aimia advanced $4.5 million as a second secured promissory note to Kognitiv Corporation (“Kognitiv”), a B2B technology company of which Aimia is a minority shareholder. This $4.5 million loan was outstanding at December 31, 2023.

Subsequent to September 15, 2023, Aimia advanced $1.5 million to be included in a third secured promissory note. At December 31, 2023, $1.0 million of this advance was outstanding.

Acquisition of Cortland Industrial, LLC

On July 11, 2023, Aimia announced the acquisition by its Tufropes subsidiary of Cortland Industrial, LLC (“Cortland” and collectively with Tufropes (as defined below), “Cortland International”) from Enerpac Tool Group Corp.(“Enerpac”) for $26.6 million2. The purchase price was paid with cash on hand. Subsequent to the closing, Aimia received $1.5 million from Enerpac as a closing working capital and debt adjustment, taking this adjustment into account the net consideration paid was $25.1 million.

Pursuant to this acquisition, the combined Tufropes-Cortland entities was rebranded on November 1, 2023 under the name of Cortland International.

Acquisition of Giovanni Bozzetto S.p.A.

On May 9, 2023, the Corporation announced the closing of the acquisition of Bozzetto. Aimia invested $257.8 million (€175.5 million) for an equity stake of 94.1% in Bozzetto. Bozzetto’s executive management team invested $16.6 million (€11.3 million) of their after-tax sales proceeds alongside Aimia into the new investment structure, which represented a minority position of 6.06%. Aimia financed the purchase consideration including transaction costs of $12.7 million (€8.6 million) and the repayment of Bozzetto’s existing senior debt with a combination of cash on hand and financing at the subsidiary level in the amount of $139.5 million (€95.0 million) at closing. During the year ended December 31, 2023, the Corporation repurchased 0.16% of equity, increasing the total equity stake to 94.1%.

The Bozzetto financing was provided by Crédit Agricole Italia S.p.A. (acting as agent) and Intesa Sanpaolo S.p.A. both acting as joint global coordinator, mandated lead arrangers, bookrunners, and BPER Banca S.p.A and MPS Capital Services Banca per le Imprese S.p.A., acting as mandated lead arrangers.

A business acquisition report dated July 24, 2023 in connection with the Bozzetto acquisition has been filed by the Corporation on SEDAR+ at www.sedarplus.ca.

Acquisition of Tufropes

2	Based on USD/CAD of 1.328 as of July 10, 2023.

On March 17, 2023, Aimia announced the closing of the acquisition of Tufropes Pvt Ltd. as well as substantially all of the net assets of India Nets (collectively, “Tufropes”) for the net purchase consideration of $238.2 million.3

2022 DEVELOPMENTS

Changes to Board of Directors

On October 7, 2022, Aimia announced the appointment of a new independent Director, Kirsten M. Dickey.

On September 6, 2022, Aimia announced the appointment of a new independent Director, Linda S. Habgood.

PLM Transaction

On July 15, 2022, Aimia announced the closing of the divestiture of Aimia’s 48.9% equity stake in PLM loyalty program to Aeromexico. Aimia Holdings UK Limited and Aimia Holdings UK II Limited received $537 million in net cash proceeds (plus an additional $4.5 million in September 2022 as a result of post-closing adjustments). In addition, an earn-out in an amount of approximately $36.4 million, is payable to Aimia Holdings UK Limited and Aimia Holdings UK II Limited in cash should the PLM loyalty program achieve certain targeted annual gross billings amounts in either of the year 2022, 2023 or 2024. Subsequent to year end, the Corporation was informed that PLM achieved 99.4% of the targeted gross billings in 2023. As such, an earn-out of $31.9 million4, will be payable to Aimia upon confirmation of the gross billings once PLM’s audited financial statements are finalized.

Normal Course Issuer Bid

On June 17, 2022, Aimia received approval from the TSX and announced its intention to repurchase for cancellation up to 7,780,322 of its common shares during the period from June 21, 2022 to June 20, 2023, through a Normal Course Issuer Bid program (the “2022 NCIB”). Any purchases made on the open market through the facilities of the TSX and alternative Canadian trading systems was to be at the prevailing market price at the time of acquisition. Aimia may also purchased common shares for cancellation pursuant to exemption orders from applicable securities regulatory authorities, and such purchases were at a discount to the prevailing market price. On July 28, 2022, Aimia established an automatic share purchase plan (the “ASPP”) in connection with the 2022 NCIB.

The ASPP allowed for the purchase of Common Shares under the 2022 NCIB at times when Aimia would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions and customary self-imposed blackout restrictions. During the year ended December 31, 2022, Aimia, repurchased 7,780,322 Common Shares under the 2022 NCIB.

Investment in Kognitiv Corporation

On January 31, 2022, Aimia invested $10 million in a convertible note of Kognitiv. This note and the accrued interest have since been converted to Series B-1 preferred shares in Kognitiv.

3	Total consideration of $257 million net of a favorable final working capital adjustment of $18.8 million.
4	Based on CAD/USD of 1.3250 as of December 31, 2023.

As part of the conversion, Aimia also received warrants.

2021 DEVELOPMENTS

Changes to Board of Directors

On January 6, 2021, Aimia announced the resignation of Charles Frischer as Chair and member of the Board and the appointment of David Rosenkrantz as Chair of the Board.

Trade X Transactions

On July 27, 2021, Aimia announced that it had invested $44 million (US$35 million) as the lead investor of the convertible preferred shares funding round for Trade X, a global B2B cross- border automotive trading platform powered by its proprietary Trade X ‘Brain’ data and analytics technology, at a US$250 million pre-money valuation. On December 17, 2021, Aimia invested an additional $31.6 million (US$25.0 million) in a convertible note of Trade X. This convertible note increased Aimia’s total capital invested in Trade X to $75.6 million (US$60 million).

Clear Media Transaction

On July 2, 2021, Aimia announced its intention to tender its entire stake in Clear Media Limited (“Clear Media”) consisting of 58,774,450 common shares of Clear Media (the “Clear Media Common Shares”) as acceptance for the share alternative in the Offeror (as defined below), as jointly announced by Ever Harmonic Global Limited and Clear Media on July 5, 2021. The privatization of Clear Media was completed following the acquisition of all the remaining Clear Media Common Shares on September 27, 2021, by the consortium of investors through their special purpose vehicle (the “Offeror”). As a result, as of the date of this Annual Information Form, Aimia owns a 10.85% shareholding in the Offeror which now wholly-owns Clear Media. The listing of the Clear Media Common Shares on the Hong Kong Stock Exchange has been withdrawn.

Capital A Transaction

On March 22, 2021, Aimia announced that it had entered into a binding Memorandum of Understanding with Capital A (formerly AirAsia) to sell its 20% equity stake in Capital A’s loyalty company BIGLIFE Sdn Bhd to be satisfied by 85.86 million new publicly traded ordinary shares of Capital A (CAPITALA.MK) (the “Capital A Common Shares”), representing an approximate equity stake of 2.2% of Capital A Common Shares. The sale closed on June 28, 2021. Including Capital A Common Shares previously purchased by Aimia, as of the date of this Annual Information Form, Aimia owns a total of 56,235,845 Capital A Common Shares representing an approximate 1.3% equity stake in Capital A and 20,245,568 Capital A Warrants. As of December 31, 2023, Aimia held 107,435,545 Capital A Common Shares and 20,245,568 Capital A Warrants.

Normal Course Issuer Bid

On June 17, 2021, Aimia announced that it had received approval from the TSX regarding the establishment of a normal course issuer bid (the “2021 NCIB”). Pursuant to the 2021 NCIB, Aimia was entitled to purchase up to 7,349,638 of its Common Shares during the period from June 21, 2021 to no later than June 20, 2022.

THE BUSINESS
OVERVIEW

Aimia is a holding company with a focus on making long-term investments in public and private companies, on a global basis, through controlling or minority stakes. The Corporation targets companies with durable economic advantages evidenced by a track record of substantial free cashflow generation over complete business cycles, strong growth prospects and guided by strong experienced management teams.

The Corporation owns a portfolio of businesses which include: (i) a 94.1% stake in Bozzetto, one of the world’s largest ESG-focused providers of sustainable specialty chemicals, (ii) a wholly-owned investment in Cortland International, a global designer, manufacturer and supplier of technologically advanced ropes, nets, slings and tethers , (iii) a 10.85% stake in Clear Media Limited, one of the largest outdoor advertising firms in China, and (iv) a 49.2% equity stake in Kognitiv, a B2B global SAAS company inspiring customer loyalty through data personalization.

STRUCTURE OF THE BUSINESS

Aimia, through its own operations and those of its subsidiaries, currently operates three reportable and operating segments, namely Bozzetto, Cortland International and Holdings. Following the decision to wind-down the operations of Mittleman Investment Management LLC (“MIM”) starting April 14, 2023, the Corporation now reports the results of MIM, which were previously reported as a separate segment in the previous year, under the Holdings segment.

HOLDINGS

The Holdings segment includes the corporate costs of operating the holding company, Aimia’s investments in Clear Media Limited, Capital A, Kognitiv, MIM and Trade X as well as minority investments in various public company securities and limited partnerships.

Clear Media Limited

Clear Media is the largest operator of bus shelter advertising panels in China, with leading market shares of more than 70% in top-tier cities, including Shanghai, Guangzhou and Beijing, and a broad presence in the fastest growing cities across the country. Clear Media operates the most extensive standardized bus shelter advertising network in mainland China, with more than 65,000 panels covering over 20 cities as of December 31, 2023.

Kognitiv

Founded in 2008, Kognitiv is a business-to-business, software as a service (B2B SaaS) company. Kognitiv inspires lifetime loyalty by helping brands build deeper more meaningful relationships with their customers. Powered by AI and machine learning, Kognitiv’s omnichannel SaaS platform delivers data-driven personalization across the entire customer lifecycle, enabling superior marketing effectiveness and consumer engagement.

In June 2020, the Corporation and Kognitiv closed the previously announced transaction combining the Corporation’s Loyalty Solutions business with Kognitiv, making Aimia a minority shareholder in Kognitiv. As the company streamlines its operations around its core capabilities, it explored investment and partnership opportunities to optimize its business model. During the year ended December 31, 2023, Kognitiv divested two of its non-core businesses.

Bozzetto

Founded in 1919 and headquartered in Filago, Italy, Bozzetto is one of the world’s largest ESG-focused providers of sustainable specialty chemicals, offering sustainable textile, water and dispersion chemical solutions with applications in several end-markets including the textile, home and personal care, geothermal, construction and agrochemical markets. Bozzetto has over 1,500 long-standing clients in over 90 countries, an exceptionally vast portfolio of over 1,000 products and a global production footprint with six manufacturing facilities and over 500 employees worldwide as of December 31, 2023.

The Bozzetto Group produces chemical auxiliaries for the textile industry, the construction industry, the water treatment segment, the personal care industry, the agrochemical sector, and many others.

Bozzetto specializes in the production of chemical formulations through the integration of various chemistries, such as Polyester resins, Polyacrylates, the Esterification process, Carbonic Acid Esters, Silicon derivatives, Sulphonates, Ethoxylates, Dyes, Phosphonates, and Urea- formaldehyde. Beyond product supply, Bozzetto provides technical assistance at customer sites, on-site delivery and support throughout the application process. Its business model is centred around its technical know-how and capacity to adapt product portfolio to customers’ needs, relying on a highly sophisticated R&D team able to optimize the product portfolio to serve niches. Bozzetto is compliant with the highest standards of the sector in terms of sustainable chemistry, with all ESG products certified by third-party entities that audit all the elements of Bozzetto chemistries, including raw materials, emissions, working conditions, products and processes.

Bozzetto markets its products primarily under two brands; Bozzetto and Asutex, both brands are well recognized in the speciality chemicals sector, which provides an important value driver for this business. because they generate a competitive advantage.

Bozzetto’s business is divided in three (3) main units: (i) textile solutions, (ii) dispersion solutions, and (iii) water solutions.

(i)	Textile solutions

The textile solutions are focused on applications to apparel & fashion, home textile, safety and protective materials, and automotive. The textiles solutions accounted for 50% of the revenues of the Bozzetto Group for the year ended December 31, 2023.

(ii)	Dispersion solutions

The dispersion solutions are focused on applications to plasterboard and concrete, agrochemical sector, mining, and leather. The dispersion solutions accounted for 35% of the revenues of the Bozzetto Group for the year ended December 31, 2023.

(iii)	Water solutions

The water solutions are focused on applications to home care & institutional cleaning, personal care, and industrial water treatment. The water solutions accounted for 10% of the revenues of the Bozzetto Group for the year ended December 31, 2023.

Bozzetto has leading positioning in the niches it serves:

Textile Solutions	Dispersion Solutions	Water Solutions

#1 Globally in Premium Viscose	#1 in Plasterboards Superplasticizers	#1 in Low-Phosphorus Organo-Phosphonates in Europe

Top 3 in Aramid Fibers	#1 in NSC Based Agroscience in Europe

Top 3 in Premium Garment Treatment in Europe	#1 in Ultra Low Formaldehyde NSC

For information concerning Bozzetto’s credit facilities, please see Note 14 of Aimia’s consolidated Financial Statements for the year ending December 31, 2023, which are available on SEDAR+ at www.sedarplus.ca.

CORTLAND INTERNATIONAL

Tufropes, which was rebranded as Cortland International in 2023 following the acquisition of and combination with Cortland Industrial, was founded in 1992. Tufropes is a global leader in the manufacturing of high-performance synthetic fiber ropes and netting solutions for maritime and other industrial customers. Tufropes’ products are known for their unique combination of design and performance characteristics, including resistance to UV radiation, low abrasion, and high tensile strength. Tufropes is uniquely positioned to serve the global maritime sector across a huge range of stock keeping units (SKUs) with a global network of sales distributors in over 70 countries. Cortland Industrial is a leading global designer, manufacturer, and supplier of technology-driven synthetic ropes, slings and tethers to the Aerospace & Defense, Marine, Renewables, and other diversified industrial end markets. Founded in 1979 and operating manufacturing locations in Anacortes, Washington and Houston, Texas, Cortland Industrial is a widely recognized brand with an industry-leading portfolio of custom-engineered, innovative, high-performance synthetic fiber rope solutions for demanding applications.

Beyond its expertise in transforming resins into ropes and nets, Cortland International’s advantage lies in its deep, longstanding relationships and technical collaborations with its customer base. This partnership approach grants the company an understanding of how to produce reliable products for use in demanding environments.

Tufropes is the largest global manufacturer of high-performance synthetic fiber ropes, and the second largest global manufacturer of aquaculture nets. Its sustainable competitive advantages are driven by R&D, a cost-advantaged manufacturing base in India, manufacturing expertise, manufacturing scale, a global network of distributors and a presence in more than 70 countries.

With the addition of Cortland Industrial, a premier brand name with renowned technical expertise and North American manufacturing facilities, the Cortland International group gets a stronger market position associated with a cost-advantaged manufacturing base in India to serve its entire portfolio.

Cortland International is free of third-party debt.

COMPETITION

Bozzetto

Bozzetto stands as a beacon of innovation in the environmental, social, and governance (ESG) landscape. It demonstrates a robust commitment to research and development (R&D) that sets it apart in the competitive market, with around 50 full-time employees dedicated to R&D across six global laboratories. This focus on innovation is further exemplified by its role as a technology partner in textile solutions, offering custom formulations and technical support. Additionally, in the dispersion & water segments, it is an ingredient supplier specializing in high-end products, underscoring its emphasis on quality and specialization across all three business units.

The company’s competitive position is significantly bolstered by its highly fragmented yet loyal client base, with the top 15 clients accounting for less than 30% of its revenues, particularly within the Textile business unit. This loyalty, coupled with a well-diversified supplier base that includes multiple providers from various geographies for the same purchase category, showcases the company’s strategic approach to mitigating supply chain risks and enhancing customer satisfaction. In the textile chemical and dyes market, the company thrives on the back of growing underlying markets such as apparel, home textiles, and technical fabrics. Key growth drivers for these markets include population growth, the burgeoning middle class, consumers’ increasing willingness to pay for sustainable and functional apparel, and the rapid pace of fast fashion, all of which point to a promising outlook for the company in the mid to long term.

The competitive landscape in the textile chemicals market is notably fragmented, with a clear distinction between commodity and specialty solutions. In this domain, the company excels with its focus on specialty products. Furthermore, the market dynamics of its other operational fields, such as agrochemical crop protection, construction admixture, and water treatment, are influenced by factors like climate change, water scarcity, and technological advancements, all areas where the company has demonstrated adaptability and innovation. Compared to the global competitive landscape, the company distinguishes itself through portfolio breadth, innovation, ESG-based solutions, and product quality/reliability against local players. Its technical services, flexibility, and innovation are critical competitive advantages against larger tier-1 companies, positioning Bozzetto as a formidable player in a landscape populated by niche firms and global giants.

Competitors include Archroma, Dystar Group, Pulcra Chemicals, Rudolf, Lanxess, Kao, KMT Polymers and Euclid Chemicals.

Cortland International

Cortland International’s Tufropes business manufactures products known for their unique combination of design and performance characteristics (including resistance to ultraviolet (UV) radiation and abrasion, high strength vs. weight).

Supported by in-depth application knowledge and experience accumulated over decades across various sectors such as aquaculture, fishing, shipping and other various industrial applications, Tufropes is uniquely positioned to service global high-performance rope and netting solutions, with well recognized quality and available capacity to leverage growth.

The addition of Cortland Industrial brings a leading global designer, manufacturer, and supplier of technology-driven synthetic ropes, slings and tethers to the Aerospace & Defense, Marine, Renewables, and other diversified industrial end markets.

Competitors include Garware Technical Fibres, Samson Rope, DSR, Yale Cordage, Badonitti, Hampidijan and Manho Rope & Wire.

EMPLOYEES

Our business relies on highly skilled employees who are at the heart of Aimia’s long-term business model. At the holding company level, Aimia had 11 employees and 3 independent contractors as of December 31, 2023.

Bozzetto had 516 employees, approximately 60% of which are industrial staff as of December 31, 2023. They are distributed across Italy (190), Spain (124), Indonesia (82), Turkey (70), Poland (18), China (17), Germany (10) and the United States (5).

Tufropes had 2,606 employees as of December 31, 2023, approximately 90% are industrial staff spread across its five industrial facilities, with administrative staff primarily located at its office in Mumbai.

Cortland Industrial had 86 employees as of December 31, 2023, approximately 85% are industrial staff, with most of the employees based in two facilities located in Anarcortes, Washington and Stafford, Texas.

FACILITIES

Aimia

In Canada, Aimia directly leases office space in Toronto, Ontario, where its head office is located, and in Montreal, Quebec. All of the above leases are at market rates.

Bozzetto

Bozzetto is headquartered in Filago, Italy. It has manufacturing facilities, all of which owned by Bozzetto:

•	Filago, Italy
•	Araba, Spain
•	Barcelona, Spain
•	Zarbze, Poland
•	Izmir, Turkey
•	Bandung, Indonesia

It has three additional production facilities through joint ventures in:

•	China
•	Colombia
•	Morocco

It has three additional nonproducing locations in:

•	Mönchengladbach, Germany, sales office
•	Greensboro, North Carolina, U.S.A., sales office and labs
•	Shanghai, China, sales office

Cortland International

Cortland International’s head office is in Toronto, Ontario5, with administrative offices in Anacortes, Washington5 and Mumbai, India5. The company’s manufacturing facilities are located in;

•	United States:
-	Anacortes, Washington[5]
-	Stafford, Texas[5]
•	India:
-	Two facilities located in Indore, Mashhad Predesh, Special Economic Zone (“SEZ”)[5]
-	Vadodara, Gujarat[6]
-	Rakholi, Dadra and Nagar Haveli[6]
-	Masat, Dadra, and Nagar Haveli[6]

ENVIRONMENTAL, HEALTH AND SAFETY

Bozzetto

Bozzetto’s corporate policy in terms of Quality, Health, Safety, and Environment (“QHSE”) is intended to supply its partners and customers with the best product and service, reduce environmental impact to a minimum, and create a safe and healthy working environment for its workers.

The items of fundamental importance in defining the QHSE policy of Bozzetto are listed here below:

•	efficient coordination of production activities on the sites to guarantee the same quality level for the performance of products and services;
•	the continuous development and utilization of advanced technologies and techniques to obtain more and more efficient products in all sectors of application;
•	compliance with regulations and certifications;
•	the progressive reduction of polluting emissions;
•	the training of the whole personnel scheduled at regular intervals; and
•	the regular update of the technical and safety documentation.

Certifications recognized by the most important bodies worldwide are just an example of how Bozzetto takes great care for quality, environment, health, and safety. Bozzetto has rolled out this program worldwide, promoting the Sustainable Development of the Chemical Industry based

5	Leased facilities
6	Owned facilities

on the essential values of Safety, Health and Environmental Sustainability, and Corporate Social Responsibility, more in general. The companies of Bozzetto Group are all certified.

Cortland International

Synthetic ropes and nets, made from polymers such as polypropylene, nylon, and polyester, undergo a complex manufacturing process that includes polymerization, fiber extrusion, cooling, stretching, and then twisting or braiding into yarns. These products may also receive protective coatings to enhance resistance to environmental factors. During the manufacturing process, the extrusion, treatment, and coatings of fibers often involve chemicals that can be hazardous if not managed properly, potentially leading to water and soil contamination.

During the acquisition process of Tufropes and Cortland Industrial, a third-party company was engaged to conduct a thorough Environmental, Health, and Safety (EHS) assessment across its five production facilities. The assessment included a comprehensive review of both current and historical practices to identify gaps in compliance issues. While no material compliance issues were identified, the Company is implementing EHS policies throughout its Indian and U.S. operations.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

For a discussion of the risks and uncertainties to which the results of operations and financial condition of Aimia are subject, please see the section entitled “Risks and Uncertainties Affecting the Business” included in the 2023 MD&A. The 2023 MD&A is available on SEDAR+ at www.sedarplus.ca.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Aimia consists of an unlimited number of Common Shares issuable in series and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series.

The summary below of the rights, privileges, restrictions and conditions attaching to the securities of Aimia does not purport to be complete and is subject to, and qualified by reference to, Aimia’s articles and by-laws.

COMMON SHARES

Each Common Share shall entitle the holder thereof to one (1) vote at all meetings of shareholders of Aimia (the “Shareholders”) (except meetings at which only holders of another specified class of shares are entitled to vote, pursuant to the provisions of the CBCA).

The holders of Common Shares shall be entitled to receive, as and when declared by the directors of Aimia, subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares and to any other class of shares ranking senior to the Common Shares, dividends which may be paid in money, property or by the issue of fully paid shares in the capital of Aimia.

In the event of the liquidation, dissolution or winding-up of Aimia, whether voluntary or involuntary, or other distribution of assets of Aimia among Shareholders for the purpose of winding up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares and to any other class of shares ranking senior to the Common Shares, the holders of Common Shares shall be entitled to receive the remaining property of Aimia. In the event of an insufficiency of property and assets to pay in full the amounts which the holders of Common Shares are entitled to receive upon such liquidation, dissolution or winding-up, the holders of Common Shares shall participate rateably among themselves in accordance with the amounts to which they are respectively entitled upon such liquidation, dissolution or winding-up.

PREFERRED SHARES

The directors of Aimia may, at any time and from time to time, issue the Preferred Shares in one (1) or more series, each series to consist of such number of shares as may, before issuance thereof, be determined by the directors. The directors may from time-to-time fix, before issuance, the designation, rights, privileges, preferences, restrictions, conditions and limitations attaching to the Preferred Shares of each series, the whole subject to the issuance of a certificate of amendment in respect of articles of amendment in the prescribed form to designate a series of shares.

The holders of the Preferred Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of Aimia other than (a) as provided for in the CBCA, and (b) as have been provided for in the rights, privileges, restrictions and conditions attached to the Series 1 Preferred Shares, the Series 2 Preferred Shares, the Series 3 Preferred Shares, the Series 4 Preferred Shares or as may be provided for in the rights, privileges, restrictions and conditions attached to any series of preferred shares created by the Board of Directors, but in such cases, voting rights shall be attached to the preferred shares of such series if, and only if, Aimia fails to pay a certain number of dividends, as set out in such rights, privileges, restrictions and conditions.

The holders of the Preferred Shares shall be entitled to receive, as and when declared by the directors of Aimia, in preference and priority to any dividends on the Common Shares of Aimia and any other shares of Aimia ranking junior to the Preferred Shares, dividends which may be paid in money, property or by the issue of fully paid shares in the capital of Aimia.

In the event of the liquidation, dissolution or winding-up of Aimia or other distribution of assets of Aimia among Shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall, before any amount shall be paid to or any property or assets of Aimia distributed among the holders of the Common Shares or any other shares of Aimia ranking junior to the Preferred Shares, be entitled to receive an amount equal to the consideration received by Aimia upon the issuance of such shares together with, in the case of cumulative Preferred Shares, all unpaid cumulative dividends (which, for such purpose, shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends, but shall not be entitled to share any further in the distribution of the property or assets of Aimia.

SERIES 1 PREFERRED SHARES AND SERIES 2 PREFERRED SHARES

Holders of the Series 1 Preferred Shares were entitled to receive fixed cumulative preferential cash dividend, as and when declared by the Board of Directors of Aimia, payable quarterly on the last business day of each of March, June, September and December at an annual rate of 6.50%, or $1.625 per Series 1 Preferred Share, for the initial five-year period ending on March 31, 2015. The dividend rate was reset on March 31, 2015, and again on March 31, 2020, and will be reset every five years thereafter at a rate equal to the sum of the five-year Government of Canada bond yield plus 3.75%. The current annual dividend rate is 4.802%. On March 31, 2015, and on each March 31 every fifth year thereafter, Aimia may, at its option, redeem the Series 1 Preferred Shares in whole or in part by the payment of $25.00 in cash per Series 1 Preferred Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. The Series 1 Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series 1 Preferred Shares. On February 25, 2020, Aimia announced that it did not intend to exercise its right to redeem all or any number of the currently outstanding Series 1 Preferred Shares on March 31, 2020. As a result of its decision not to redeem all or any number of the Series 1 Preferred Shares, and subject to certain conditions set out in the rights, privileges, restrictions and conditions attaching to such shares, the holders of the Series 1 Preferred Shares had the right to convert all or any number of their Series 1 Preferred Shares, on a one-for-one basis, into Series 2 Preferred Shares on March 31, 2020. On March 17, 2020, Aimia announced that none of the Series 1 Preferred Shares would be converted into Series 2 Preferred Shares since there would be fewer than 1,000,000 Series 2 Preferred Shares outstanding on March 31, 2020, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares.

Holders of the Series 2 Preferred Shares were entitled to receive quarterly floating rate cumulative preferred cash dividends, as and when declared by the Board of Directors of Aimia, payable on the last business day of each of March, June, September, and December in each year. On any Series 2 Conversion Date (as hereinafter defined) on and after March 31, 2020, Aimia may, at its option, redeem the Series 2 Preferred Shares in whole or in part by the payment of $25.00 in cash per Series 2 Preferred Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. On any date after March 31, 2015, that is not a Series 2 Conversion Date (as hereinafter defined), Aimia may, at its option, redeem all or any part of the outstanding Series 2 Preferred Shares by the payment of an amount in cash of $25.50 per Series 2 Preferred Share together with all declared and unpaid dividends to but excluding the redemption date. The Series 2 Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series 2 Preferred Shares. On February 25, 2020, Aimia announced that it did not intend to exercise its right to redeem all or any number of the currently outstanding Series 2 Preferred Shares on March 31, 2020. As a result of its decision not to redeem all or any number of the Series 2 Preferred Shares, and subject to certain conditions set out in the rights, privileges, restrictions and conditions attaching to such shares, the holders of the Series 2 Preferred Shares had the right to convert all or any number of their Series 2 Preferred Shares, on a one-for-one basis, into Series 1 Preferred Shares on March 31, 2020. On March 17, 2020, Aimia announced that all of the Series 2 Preferred Shares would be converted into Series 1 Preferred Shares, since there would be fewer than 1,000,000 Series 2 Preferred Shares outstanding on March 31, 2020, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares.

In the event of the liquidation, dissolution or winding-up of Aimia or any other distribution of assets of Aimia among its Shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of the claims of all creditors of Aimia and of holders of shares of Aimia ranking prior to the Series 1 Preferred Shares and the Series 2 Preferred Shares, the holders of Series 1 Preferred Shares and Series 2 Preferred Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all declared and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Aimia), before any amount may be paid or any assets of Aimia are distributed to the registered holders of any shares ranking junior to the Series 1 Preferred Shares and the Series 2 Preferred Shares. After payment of such amounts, the holders of Series 1 Preferred Shares and Series 2 Preferred Shares will not be entitled to share in any further distribution of the assets of Aimia.

Subject to applicable law, holders of Series 1 Preferred Shares and Series 2 Preferred Shares, in their capacity as holders thereof, will not be entitled to receive notice of, or to attend or to vote at, any meeting of Aimia’s Shareholders, unless and until Aimia fails to pay dividends for any eight quarters. In the event that Aimia has not paid the dividends accrued and payable for any eight quarters, whether or not consecutive and whether or not such dividends have been declared, on the Series 1 Preferred Shares or the Series 2 Preferred Shares, as applicable, at the applicable dividend rate for such shares, the holders of shares of the relevant series will be entitled to receive notice of and to attend meetings of Shareholders of Aimia, other than meetings at which only holders of another specified class or series are entitled to vote, and to vote together with all of Aimia’s other Shareholders entitled to vote at such meetings on the basis of one vote for each Series 1 Preferred Share or Series 2 Preferred Share held, as applicable. The voting rights of the holders of shares of the relevant series will forthwith cease upon payment by Aimia of all accrued but unpaid dividends on the shares of such series until such time as Aimia may again fail to pay the applicable dividend for any further eight quarters, in which case such voting rights will become effective again.

The Series 1 Preferred Shares and Series 2 Preferred Shares will rank on parity with all other Preferred Shares of Aimia and will rank prior to the Common Shares as to the payment of dividends and the distribution of the assets of Aimia in the event of the dissolution, liquidation or winding-up of the Corporation or any other distribution of the assets of Aimia for the purpose of winding-up its affairs.

The Series 1 Preferred Shares and Series 2 Preferred Shares are not currently rated by any rating agency.

SERIES 3 PREFERRED SHARES AND SERIES 4 PREFERRED SHARES

Holders of the Series 3 Preferred Shares were entitled to receive fixed cumulative preferential cash dividend, as and when declared by the Board of Directors of Aimia, payable quarterly on the last business day of each of March, June, September and December at an annual rate of 6.25%, or $1.5625 per Series 3 Preferred Share, for the initial five-year period to but excluding March 31, 2019. The dividend rate was reset on March 31, 2019, and every five years thereafter at a rate equal to the sum of the five-year Government of Canada bond yield plus 4.20%. For the period from and including March 31, 2019 to but excluding March 31, 2024, the annual dividend rate is 6.01%. For the period from and including March 31, 2024 to but excluding March 31, 2029, the annual dividend rate will be 7.773%. On March 31, 2019, and on each March 31 every fifth year thereafter, Aimia may, at its option, redeem the Series 3 Preferred Shares in whole or in part by the payment of $25.00 in cash per Series 3 Preferred Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. The Series 3 Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series 3 Preferred Shares. Holders of Series 3 Preferred Shares will have the right, at their option, to convert all or any of their Series 3 Preferred Shares into Series 4 Preferred Shares, on the basis of one Series 4 Preferred Share for each Series 3 Preferred Share, subject to certain conditions, on March 31, 2019, and on March 31 every fifth year thereafter. On February 22, 2024, Aimia announced that it did not intend to exercise its right to redeem all or any number of the currently outstanding Series 3 Preferred Shares on March 31, 2019. As a result of its decision not to redeem all or any number of the Series 3 Preferred Shares, and subject to certain conditions set out in the rights, privileges, restrictions and conditions attaching to such shares, the holders of the Series 3 Preferred Shares had the right to convert all or any number of their Series 3 Preferred Shares, on a one-for-one basis, into Series 4 Preferred Shares on April 1, 2024 (March 31 being a Sunday). On March 22, 2024, Aimia announced that 2,706,112 of its Series 3 Preferred Shares were tendered for conversion, on a one-for-one basis, into Series 4 Preferred Shares.

Holders of the Series 4 Preferred Shares will be entitled to receive quarterly floating rate cumulative preferred cash dividends, as and when declared by the Board of Directors of Aimia, payable on the last business day of each of March, June, September and December in each year. On any Series 4 Conversion Date (as hereinafter defined) on and after March 31, 2024, Aimia may, at its option, redeem the Series 4 Preferred Shares in whole or in part by the payment of $25.00 in cash per Series 4 Preferred Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. On any date after March 31, 2019, that is not a Series 4 Conversion Date (as hereinafter defined), Aimia may, at its option, redeem all or any part of the outstanding Series 4 Preferred Shares by the payment of an amount in cash of $25.50 per Series 4 Preferred Share together with all declared and unpaid dividends to but excluding the redemption date. The Series 4 Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series 4 Preferred Shares. Holders of Series 4 Preferred Shares will have the right, at their option, on March 31, 2024, and on each March 31 every fifth year thereafter (each such date a “Series 4 Conversion Date”), to convert, subject to certain conditions, all or any of their Series 4 Preferred Shares, into Series 3 Preferred Shares, on the basis of one Series 3 Preferred Share for each Series 4 Preferred Share.

In the event of the liquidation, dissolution or winding-up of Aimia or any other distribution of assets of Aimia among its Shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of the claims of all creditors of Aimia and of holders of shares of Aimia ranking prior to the Series 3 Preferred Shares and the Series 4 Preferred Shares, the holders of Series 3 Preferred Shares and Series 4 Preferred Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all declared and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Aimia), before any amount may be paid or any assets of Aimia are distributed to the registered holders of any shares ranking junior to the Series 3 Preferred Shares and the Series 4 Preferred Shares. After payment of such amounts, the holders of Series 3 Preferred Shares and Series 4 Preferred Shares will not be entitled to share in any further distribution of the assets of Aimia.

Subject to applicable law, holders of Series 3 Preferred Shares and Series 4 Preferred Shares, in their capacity as holders thereof, will not be entitled to receive notice of, or to attend or to vote at, any meeting of Aimia’s Shareholders, unless and until Aimia fails to pay dividends for any eight quarters. In the event that Aimia has not paid the dividends accrued and payable for any eight quarters, whether or not consecutive and whether or not such dividends have been declared, on the Series 3 Preferred Shares or the Series 4 Preferred Shares, as applicable, at the applicable dividend rate for such shares, the holders of shares of the relevant series will be entitled to receive notice of and to attend meetings of Shareholders of Aimia, other than meetings at which only holders of another specified class or series are entitled to vote, and to vote together with all of Aimia’s other Shareholders entitled to vote at such meetings on the basis of one vote for each Series 3 Preferred Share or Series 4 Preferred Share held, as applicable. The voting rights of the holders of shares of the relevant series will forthwith cease upon payment by Aimia of all accrued but unpaid dividends on the shares of such series until such time as Aimia may again fail to pay the applicable dividend for any further eight quarters, in which case such voting rights will become effective again.

The Series 3 Preferred Shares and Series 4 Preferred Shares will rank on parity with all other Preferred Shares of Aimia and will rank prior to the Common Shares as to the payment of dividends and the distribution of the assets of Aimia in the event of the dissolution, liquidation or winding-up of the Corporation or any other distribution of the assets of Aimia for the purpose of winding-up its affairs.

The Series 3 Preferred Shares and Series 4 Preferred Shares are not currently rated by any rating agency.

NORMAL COURSE ISSUER BID

During the year ended December 31, 2023, Aimia, did not repurchase Common Shares under the 2022 NCIB.

RATINGS

Aimia is not currently rated by any rating agency.

DIVIDENDS AND DISTRIBUTIONS

For each of the three most recently completed financial years, Aimia declared quarterly dividends on its Common Shares, Series 1 Preferred Shares and Series 3 Preferred Shares as follows:

Date of Dividend Declaration	Amount of Dividend (per Common Share)	Amount of Dividend (per Series 1 Preferred Share)	Amount of Dividend (per Series 3 Preferred Share)

March 19, 2021	--	$0.300125	$0.375688
May 13, 2021	--	$0.300125	$0.375688
August 12, 2021	--	$0.300125	$0.375688
November 10, 2021	--	$0.300125	$0.375688
March 21, 2022	--	$0.300125	$0.375688
May 5, 2022	--	$0.300125	$0.375688
August 11, 2022	--	$0.300125	$0.375688
November 8, 2022	--	$0.300125	$0.375688
March 15, 2023	--	$0.300125	$0.375688
May 11, 2023	--	$0.300125	$0.375688
August 10, 2023	--	$0.300125	$0.375688
November 13, 2023	--	$0.300125	$0.375688

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the symbol “AIM”. The Series 1 Preferred Shares are listed for trading on the TSX under the symbol “AIM.PR.A”. The Series 3 Preferred Shares are listed for trading on the TSX under the symbol “AIM.PR.C”.

TRADING PRICE AND VOLUME

Common Shares

The following table shows the monthly range of high and low closing prices per Common Share, the total monthly volumes, and the average daily volumes of Common Shares traded on the TSX (and other alternative platforms, including Alpha Trading Systems) for the months of January to, and including December 2023, as quoted on S&P Global Market Intelligence.

Month	Price per Common Share Monthly High ($)	Price per Common Share Monthly Low ($)	Common Shares Total Monthly Volume	Common Shares Average Daily Volume
January 2023	$4.33	$3.55	7,048,892	335,662
February 2023	$4.13	$3.49	10,587,214	557,222
March 2023	$4.27	$3.22	4,042,311	175,753
April 2023	$3.78	$3.35	3,631,073	191,109
May 2023	$3.83	$3.21	3,569,578	162,254
June 2023	$3.68	$3.17	2,796,510	127,114
July 2023	$3.62	$3.21	1,654,706	82,735
August 2023	$3.33	$3.05	2,168,023	98,547
September 2023	$3.26	$2.77	1,475,410	73,771
October 2023	$3.62	$2.99	5,805,521	276,453
November 2023	$3.26	$2.74	2,767,241	125,784
December 2023	$3.22	$2.82	4,100,686	215,826

Series 1 Preferred Shares

The following table shows the monthly range of high and low closing prices per Series 1 Preferred Share, the total monthly volumes, and the average daily volumes of Series 1 Preferred Shares traded on the TSX (and other alternative platforms, including Alpha Trading Systems) for the months of January to, and including, December 2023, as quoted on S&P Global Market Intelligence.

Month	Price per Series 1 Preferred Share Monthly High ($)	Price per Series 1 Preferred Share Monthly Low ($)	Series 1 Preferred Share Total Monthly Volume	Series 1 Preferred Share Average Daily Volume
January 2023	$21.46	$18.40	13,242	631
February 2023	$20.00	$17.56	19,015	1,001
March 2023	$19.98	$18.50	21,714	944
April 2023	$19.50	$18.60	12,195	642
May 2023	$19.16	$18.30	4,751	216
June 2023	$18.25	$17.34	16,957	771
July 2023	$17.40	$15.72	91,301	4,565
August 2023	$16.40	$16.30	1,442	66

Month	Price per Series 1 Preferred Share Monthly High ($)	Price per Series 1 Preferred Share Monthly Low ($)	Series 1 Preferred Share Total Monthly Volume	Series 1 Preferred Share Average Daily Volume
September 2023	$16.59	$15.65	5,388	269
October 2023	$16.90	$15.50	357,160	17,008
November 2023	$16.47	$15.30	8,804	400
December 2023	$16.08	$14.65	30,180	1,588

Series 3 Preferred Shares

The following table shows the monthly range of high and low closing prices per Series 3 Preferred Share, the total monthly volumes, and the average daily volumes of Series 3 Preferred Shares traded on the TSX (and other alternative platforms, including Alpha Trading Systems) for the months of January to, and including, December 2023, as quoted on S&P Global Market Intelligence.

Month	Price per Series 3 Preferred Share Monthly High ($)	Price per Series 3 Preferred Share Monthly Low ($)	Series 3 Preferred Share Total Monthly Volume	Series 3 Preferred Share Average Daily Volume
January 2023	$21.85	$21.39	10,225	487
February 2023	$21.80	$20.30	21,693	1,142
March 2023	$21.80	$20.00	11,590	504
April 2023	$21.55	$19.75	4,316	227
May 2023	$21.25	$20.01	6,355	289
June 2023	$20.50	$19.04	13,202	600
July 2023	$19.90	$19.04	36,542	1,827
August 2023	$19.85	$19.02	11,004	500
September 2023	$19.99	$18.85	28,429	1,421
October 2023	$19.98	$17.95	24,531	1,168
November 2023	$19.76	$18.60	29,075	1,322
December 2023	$19.24	$17.75	20,277	1,067

PRIOR SALES

Pursuant to the 2023 Private Placement, Aimia issued 10,475,000 Warrants on October 20, 2023. Each Warrant entitles the holder thereof to purchase one Common Share at a price of $ 3.70 per share until October 20, 2028.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the securities of the Corporation that, to the knowledge of the Corporation, were held in escrow or subject to contractual restrictions on transfer as of December 31, 2023:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	1,565,685	1.65%

The above listed Common Shares are held in escrow pursuant to an escrow agreement among the Corporation, Philip Mittleman as sellers’ representative, and TSX Trust Company, in connection with the following the completion of the acquisition by the Corporation of Mittleman Brothers LLC (the “MB Acquisition”). The release of the above listed Common Shares from escrow is subject to the achievement of certain performance thresholds within four (4) years after the closing of the MB Acquisition. In the event the performance thresholds are not achieved within four (4) years after the closing of the MB Acquisition, some or all of the escrowed Common Shares, as determined by the application of a formula included in the transaction agreements, will be returned to Aimia and cancelled.

DIRECTORS AND OFFICERS

DIRECTORS

The articles and by-laws of Aimia provide for the Board of Directors to consist of a minimum of three (3) and a maximum of twelve (12) directors, a minimum of twenty-five (25) percent of whom must be residents of Canada. In addition, in accordance with the IRA, the Board of Directors shall not propose or resolve to increase the size of the Board in excess of eight (8) directors, except with the consent of the Lead Investor, such consent not to be unreasonably withheld. Each member of the Board of Directors will hold office until the next annual Shareholders meeting or until his or her successor is elected or appointed, unless his or her office is vacated earlier. As at March 28, 2024, the Board of Directors was composed of seven (7) members as set out in the following table.

Name, Province/State and Country of Residence	Position with Aimia	Principal Occupation	Director Since
Karen Basian(1)(2) ON, Canada	Lead Independent Director	Corporate Director	February 24, 2020
Robert Feingold MA, USA	Director	Senior Lecturer of Finance, Isenberg School of Management at the University of Massachusetts Amherst	February 28, 2024
Thomas M. Finke(1)(2)	Executive Chairman of the	Executive Chairman of the Board of Directors,	October 20,

NC, USA	Board of Directors	Aimia Inc.	2023
Linda S. Habgood(2)(3) NJ, USA	Director	Corporate Director	September 6, 2022
Thomas (Tom) Little(1)(3) ON, Canada	Director	Chief Executive Officer, Soundbite Medical Solutions Inc.	July 10, 2023
Yannis Skoufalos(3) FL, USA	Director	Corporate Director	October 20, 2023
Jordan G. Teramo(1)(2) NY, USA	Director	Corporate Director	February 24, 2020

(1) Member of the Audit, Finance and Risk Committee (the “Audit Committee”).
(2) Member of the Human Resources and Compensation Committee.
(3) Member of the Governance and Nominating Committee.

Karen Basian is Chair of the Audit, Finance and Risk Committee, Linda Habgood is the Chair of the Human Resources and Compensation Committee and Yannis Skoufalos is Chair of the Governance and Nominating Committee.

OFFICERS

The following table sets out, as at March 28, 2024, for each of the executive officers of Aimia, the person’s name, province or state and country of residence, position, principal occupation and date of start of office.

Name, Municipality and Province of Residence	Position and Principal Occupation	Executive Officer Since
Thomas M. Finke NC, USA	Executive Chairman	January 11, 2024
Steven Leonard Quebec, Canada	Chief Financial Officer	May 6, 2019
Mathieu Giguère Quebec, Canada	Chief Legal Officer and Corporate Secretary	May 8, 2023

As at December 31, 2023, the directors and executive officers of Aimia as a group owned, directly or indirectly, or had control or direction over 2,290,554 Common Shares representing approximately 3.09% of the issued and outstanding Common Shares.

BIOGRAPHIES

The following are biographies of the directors of Aimia, and the current executive officers of Aimia.

Karen Basian has more than 25 years of experience in the consumer products and services, financial services, Healthcare and technology sectors. Ms. Basian is currently President of KB Capital Management Inc., a strategy and advisory services firm, and a partner with 3NP Realty Inc., a real estate company. She serves on the Board of Directors and as Audit Committee Chair for goeasy Ltd. (TSX:GSY), Newtopia (TSX.V NEWU) and BookJane Inc. as the Chairperson of the Board of Directors, on-demand healthcare staffing. An innovative thinker with deep financial acumen and diverse governance experience, Ms. Basian was recognized in 2000 as one of Canada’s “Top 40 Under 40” for her work as the CFO & SVP, Corporate Services for 724 Solutions (NASDAQ/TSX). Ms. Basian’s community and philanthropic efforts include her advisory work with Baycrest, UHN, Robarts Research Institute and FINCA Canada and the founding of the Jewish Women’s Venture Philanthropy Fund. Ms. Basian is a CPA, CA, and holds an MBA from IMEDE, Lausanne, Switzerland and an Honors Business Administration degree from the University of Western Ontario.

Robert Feingold is an accomplished finance professional with more than 25 years of experience in investment management, investment banking and commercial banking. Mr. Feingold had a notable tenure at Barings, LLC (formerly Babson Capital Management, LLC). As Managing Director and Head of Alternative High Yield/Event-Driven Investments, he played a pivotal role in building the firm’s alternative credit products business. During his influential leadership, Mr. Feingold managed diverse portfolios of equities, bonds and bank loans. Mr. Feingold has extensive experience investing in companies navigating major corporate events such as mergers, acquisitions, divestitures, and balance sheet refinancings. Prior to joining Barings, Mr. Feingold held roles of increasing responsibility at Fleet Bank (now part of Bank of America), Houlihan Lokey, and Wellington Management Company. In addition to his role at Barings, Mr. Feingold has also contributed significantly to academia, serving as a Senior Lecturer in Finance at the University of Massachusetts, Isenberg School of Management. Mr. Feingold previously served on the board of DynamicLogic, Inc., guiding the company from its formation through its sale to Kantar Millward Brown (WPP plc). Mr. Feingold serves on the Boston Advisory Board of CareerSpring, a not-for- profit organization that helps first generation college students find gainful employment. Mr. Feingold’s academic credentials include a BSBA from Georgetown University (Magna Cum Laude) and an MBA from Northwestern University’s Kellogg School of Management.

Thomas M. Finke was appointed as Executive Chairman of Aimia in January 2024. Mr. Finke is a corporate director with over three decades of experience in the financial services industry. In December 2008, he was appointed Chairman and CEO of Babson Capital Management (“Babson”), and Executive Vice President and Chief Investment Officer for Babson’s parent, The Massachusetts Mutual Life Insurance Company (“MassMutual”). In May 2011, Tom stepped down as CIO of MassMutual to focus on leading Babson. In 2016, he led the merger of Babson with three subsidiaries of MassMutual: Baring Asset Management, Cornerstone Real Estate Advisers, and Wood Creek Capital Management, forming Barings LLC, a global investment manager. Tom became Chairman and CEO of this combined firm, and Barings’ assets under management surged from US$271 billion to over US$350 billion in four years. He retired from Barings in 2020. Currently, Tom serves as a non-executive Director of Invesco Ltd. (NYSE: IVZ) and Alliance Entertainment Holdings Corporation (NASDAQ: AENT). In 2023, following the merger of Alliance Entertainment (“Alliance”) with Adara Acquisition Corporation (NYSE: ADRA) (“Adara”), he joined Alliance’s board, having been Chairman and CEO of Adara from January 2021 to February 2023. Tom is active in the community serving on the boards of: Charlotte Center City Partners, Davidson College, the Fuqua School of Business (Duke University), and the National Math and Science Initiative. Tom earned a BS from the University of Virginia’s McIntire School of Commerce in 1986 and an MBA from Duke University’s Fuqua School of Business in 1991.

Mathieu Giguère is Chief Legal Officer and Corporate Secretary of Aimia. Mathieu has been with Aimia since May of 2023. Prior to joining Aimia, Mathieu worked at National Bank Financial, a full service Canadian financial institution, from 2012 to 2023, BMO, and he also practised within national law firms. Mathieu has experience in various areas of law, with a specialization in securities, capital markets, M&A, private equity and litigation. Over his 20 years in private practise and as in-house counsel, Mathieu participated in multi-jurisdictional deals and contract negotiations. Mathieu has been admitted to both the Bar of Quebec and the Bar of Ontario.

Linda S. Habgood is a seasoned emerging markets finance specialist with more than 35 years of experience arranging and closing complex debt and equity deals around the world. She is the former CEO and Co-Chair of Delphos, a prominent emerging markets financial advisory firm that she led and grew for two decades. At Delphos, she led a team of sixty finance professionals, securing more than $20 billion for 1,200+ clients building businesses around the globe. Her specialty is in unlocking capital solutions from the world’s multilateral development banks, commercial banks and export credit agencies for projects with powerful development impact. Prior to joining Delphos, Ms. Habgood was a Senior Investment Officer at OPIC (now, U.S. International Development Finance Corporation (DFC)) and since 2014, has served on the Board of Directors of GrainPro, an impact company specializing in post-harvest solutions for small and medium holder farmers around the globe. She also serves as an elected Town Council member and Chair of the Finance Committee in her AAA-rated hometown of Westfield, NJ. Ms. Habgood started her accomplished career at The Chase Manhattan Bank where she managed client relationships in the aerospace and shipping sectors, underwriting corporate finance and leveraged leasing transactions for strategic clients. While at Chase, Linda also worked extensively overseas in the Credit Audit function, evaluating the Bank’s global risk portfolio in developed and emerging markets. Ms. Habgood earned her MBA from the Wharton School at the University of Pennsylvania and her BA in International Political Economy from the College of William & Mary. Linda is a registered representative, holding FINRA Series 7 and 63 Securities Licenses.

Thomas Little, CPA, ICD.D, is an accomplished executive with over 39 years of experience leading transformational change across organizations. Mr. Little has been the chief executive officer of Soundbite Medical Solutions Inc., a medical devices supplier, since March 2023, prior to which he served as the Executive Vice President of Bell Canada, Canada’s largest telecommunications company, and President of Bell Business Markets from 2011 to 2023, where he successfully implemented strategies to enhance the client experience by integrating wireless and wireline business groups and transforming the client experience. Prior to that, he helped build and operate successful Canadian technology companies, including as the President and CEO of VisualSonics Inc. and as Executive Vice President and General Manager at Dicom DICOM Information Technologies, which both yielded successful liquidity events. Mr. Little is a Chartered Professional Accountant and holds an Honours Business Administration degree from the IVEY School of Business at the University of Western Ontario. Additionally, he has obtained an ICD.D designation from the Rotman Directors Education Program. He is currently also a director at Rise Asset Development and Soundbite Medical Solutions.

Steven (Steve) Leonard is the Chief Financial Officer of Aimia and a member of the Corporation’s investment committee. He has been with Aimia since June of 2010 holding executive finance roles and was appointed CFO in May 2019. Prior to joining Aimia, Steve worked at Air Canada, Vivendi and Seagram in senior finance roles. Mr. Leonard has experience in all areas of finance, with particular specialization in transformations, strategic planning and M&A. He has worked within large organizations, in corporate and operating positions, and has international experience working in New York and Paris. He is a graduate of Concordia University and is a Chartered Professional Accountant.

Yannis Skoufalos was Global Product Supply Officer at Procter & Gamble between 2011 and 2019, a US-headquartered consumer goods company with approximately US$80 billion in net sales for the fiscal year 2022. He held other supply chain roles of increasing responsibility over his 35 years’ successful international career with Procter & Gamble and served under three different

CEOs. Most recently, he was Supply Chain Officer for Blue Triton, a privately held company between 2021 and 2022. Mr. Skoufalos currently sits on the Board of Directors of Sandoz, a global leader in generic pharmaceuticals and biosimilars. He is also serving on the Board of Directors for Sustana, a recycled paper fiber company privately held by Blackstone. Mr. Skoufalos also served as a board member of Pinnacle Company until it was sold to Conagra in October 2018 and on the Board of Hostess Brands until recently sold to J.M. Smuckers. He was a member of the board of advisors to Blume Global Supply Chain Software (until February 2024), Blue Yonder Supply Chain Software (until 2021), and Symbotic Warehouse AI Company (until 2021). Mr. Skoufalos earned a Master of Science in Food Engineering and a Bachelor of Science in Chemical Engineering from the University of Leeds, U.K.

Jordan G. Teramo has more than 25 years of experience in leveraged capital structure investing and portfolio management. He is currently a Managing Partner at Stratos, an asset management firm specializing in investing across the capital structure in venture, early stage, and growth companies in the technology and technology enabled space. He is responsible for managing the firm’s Credit Business as well as helping with its overall strategy and growth. Mr. Teramo holds a B.S. in Economics from Cornell University.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Aimia, (a) no director or executive officer of Aimia is, as at the date hereof, or has been, within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the director of executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer (b) no director or executive of Aimia, and no Shareholder holding a sufficient number of securities of Aimia to affect materially the control of Aimia, is, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, and (c) no director or executive of Aimia, and no Shareholder holding a sufficient number of securities of Aimia to affect materially the control of Aimia, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Penalties or Sanctions

To the knowledge of Aimia, no director or executive officer of Aimia, and no Shareholder holding a sufficient number of securities of Aimia to affect materially the control of Aimia, nor any personal holding company thereof, (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of Aimia, in the last ten years, no director or executive officer of Aimia, and no Shareholder holding a sufficient number of securities of Aimia to affect materially the control of Aimia, nor any personal holding company thereof, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

CONFLICTS OF INTEREST

Except as disclosed in the section “Interest of Management and Others in Material Transactions” and elsewhere herein, no director or senior officer of Aimia or other insider of Aimia, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with Aimia or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

The primary purpose of the Audit Committee is to assist the Board of Directors of Aimia in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements.

CHARTER OF THE AUDIT COMMITTEE

The charter of the Audit Committee is set out in Schedule A to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is composed of three members, as follows: Karen Basian (Chair), Thomas (Tom) Little and Jordan Teramo. Each member of the Audit Committee is independent of Aimia (as defined in National Policy 58-201 – Corporate Governance Guidelines) and financially literate as required under Multilateral Instrument 52-110 – Audit Committees.

RELEVANT EDUCATION AND EXPERIENCE OF THE AUDIT COMMITTEE MEMBERS

A detailed description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found under the “Biographies” heading of this Annual Information Form.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee reviews and approves the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by Aimia’s external auditor prior to the commencement of such work.

The Audit Committee also reviews a report from the external auditor of all relationships between the external auditor and its related entities and Aimia and its related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor’s professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming that in the external auditor’s professional judgment it is independent of Aimia, and discusses this report with the external auditor in order to evaluate the objectivity and independence of the external auditor. The Audit Committee will also review steps taken by the external auditor to address any findings in any of the foregoing reviews.

AUDIT FEES

PricewaterhouseCoopers LLP has served as auditors of Aimia since June 25, 2008 and as auditors of Aeroplan Income Fund since the initial public offering pursuant to its prospectus dated June 22, 2005.

Fees billed for the years ended December 31, 2023 and 2022 by PricewaterhouseCoopers LLP and its subsidiaries to the Corporation are $ 2,400,961 and $793,304, respectively, as detailed below:

	Year ended December 31, 2023	Year ended December 31, 2022
Audit fees(1)	$2,292,548	$651,315
Audit-related fees(2)	$23,295	$8,966
Tax fees(3)	$75,816	$133,023
All other fees(4)	$9,302	-
	$2,400,961	$793,304
(1)Audit fees. Audit fees include all fees incurred in respect of audit services, being professional services rendered for the annual audit and quarterly review of Aimia’s financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees. Audit-related fees include audit or attest services related to non-statutory audit- related obligations and other related services.
(3)Tax fees. Tax fees include fees incurred in connection with general tax and compliance advice.
(4)All other fees. All other fees refer to all fees not included in audit fees, audit-related fees and tax fees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

For information relating to the proceedings and regulatory actions in which Aimia is involved, please see the section entitled “Contingent Liabilities and Guarantees” included in the 2023 MD&A. The 2023 MD&A is available on SEDAR+ at www.sedarplus.ca.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of Aimia, none of the directors, executive officers or other insider, as applicable, of (i) Aimia or (ii) any associate or affiliate of the persons referred to in (i), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Aimia or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of business, Aimia and/or its subsidiaries, as the case may be, did not enter into any material contracts before the most recently completed financial year that are still in effect at the current time, with the exception of (a) the Share Purchase Agreement, dated November 26, 2018, among Aimia, Air Canada and Aimia Canada Inc., (b) the Transaction Agreement, dated May 30, 2020, among the Corporation, Alaska Holdings Inc., Kognitiv and Kognitiv Holdings, (c) the Share Purchase Agreement, dated May 30, 2020, between the Corporation and Alaska Holdings Inc., as amended on June 18, 2020, (d) the Letter of Intent, dated February 8, 2022, among Grupo Aeromexico, S.A.B. de C.V., Aerovias de Mexico, S.A. de C.V., AIMIA Holdings UK Limited, AIMIA Holdings UK II Limited and PLM Premier S.A.P.I. de C.V. and (e) the Transaction Agreement, dated June 29, 2022, among Grupo Aeromexico, S.A.B. de C.V., Aerovias de Mexico, S.A. de C.V., AIMIA Holdings UK Limited, AIMIA Holdings UK II Limited and PLM Premier S.A.P.I. de C.V.; or (ii) during the financial year ended December 31, 2023, with the exception of (f) the IRA, and (g) the Share Purchase Agreement, dated March 5, 2023, among, inter alia, 1000459813 Ontario Inc. (a wholly-owned subsidiary of Aimia) and Chequers Partenaires S.A.

Copies of the above material contracts are available for inspection on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP are the auditors of Aimia and have advised that they are independent with respect to Aimia within the meaning of the Code of Ethics of Chartered Professional Accountants.

ADDITIONAL INFORMATION

Additional information relating to Aimia may be found on SEDAR+ at www.sedarplus.ca.

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness and principal Shareholders, is included in Aimia’s information circular for its most recent annual meeting of Shareholders that involved the election of directors.

Additional financial information is provided in the audited consolidated financial statements and management’s discussion and analysis of Aimia for the year ended December 31, 2023.

SCHEDULE A
AUDIT, FINANCE AND RISK COMMITTEE CHARTER

1.	Structure and Qualifications

The Audit, Finance and Risk Committee (the “Committee”) shall be composed of not less than three directors, all of whom shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations, as determined by the Board of Directors (the “Board”) of Aimia Inc. (the “Corporation”). The members of the Committee shall have no relationships with management, the Corporation and its related entities that in the opinion of the Board may interfere with their independence. In addition, a Committee member shall not receive, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. The members of the Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Committee and in particular each member of the Committee shall be “financially literate”. The members of the Committee shall be appointed by the Board to hold office from the time of their appointment until the next annual general meeting of the shareholders of the Corporation or until their successors are appointed. Unless a Chair and a Secretary are appointed by the Board, the members of the Committee may designate a Chair and a Secretary by a majority vote of all the Committee members. The Board may remove, at any time, any member of the Committee at its discretion and may accept the resignation of any member of the Committee. Vacancies at any time occurring on the Committee shall be filled by the Board.

2.	Procedure

(a)
A quorum of the Committee shall be a majority of the members, and a majority of the members present shall be required to pass a resolution or make a recommendation of the Committee. The Chair and the members of the Committee shall be appointed annually by the Board.

(b)	The Committee shall meet at least quarterly at the call of the Chair of the Committee.

(c)	An “in-camera” session of the members of the Committee shall be held as part of each meeting of the Committee.

(d)	Meetings may be held in person or by telephone or by any other means which enables all participants to communicate with each other simultaneously.

(e)	The Committee may fix its own procedure at meetings and for the calling of meetings except as may be otherwise provided by the Board.

(f)
Notice of meetings shall be given by letter, facsimile, email or telephone not less than 24 hours before the time fixed for the meeting other than in extraordinary circumstances. Notice of meetings shall state the date, the place and the hour at which such meetings will be held. Members may waive notice of any meeting.

(g)	The minutes of the Committee meetings shall accurately record the significant discussions of, and decisions made by, the Committee, including all recommendations to be made by the Committee to the Board, and shall be distributed to Committee members, with copies to the Chairman of the Board and Chief Executive Officer of the Corporation.

(h)
The Committee, through its Chair, shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee in its discretion may consider advisable.

3.	Objectives
(a)	The objectives of the Committee are as follows:

(i)	To assist the Board in the discharge of its responsibility to monitor the component parts of the Corporation’s financial reporting and audit process.

(ii)
To maintain and enhance the quality, credibility and objectivity of the Corporation’s financial reporting and to satisfy itself and oversee management’s responsibility as to the adequacy of the supporting systems of internal financial and accounting controls.

(iii)	To assist the Board in its oversight of the independence, qualifications and appointment of the external auditor.

(iv)	To monitor the performance of the internal financial and accounting controls and of the internal and external auditors.

(v)	To provide independent communication between the Board and the external auditor.

(vi)
To facilitate in-depth and candid discussions between the Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

(vii)	To monitor and discuss management’s identification and handling of significant enterprise risks.

4.	Duties

To achieve its objectives, the Committee shall:

(a)
Monitor and review the quality and integrity of the Corporation’s accounting and financial reporting process through discussions with management and the external auditor. This will include a review of the annual and quarterly financial statements and accompanying notes and Management’s Discussion and Analyses (“MD&As”) to be filed with regulatory authorities and provided to shareholders of the Corporation, and financial statements and other financial disclosure included in earnings press releases and other similar documents. These reviews will include:

(i)	discussions with management and the external auditor and a consideration of the report by the external auditor to the Committee of matters related to the conduct of an audit;

(ii)
discussions with the external auditor respecting the auditor’s judgment regarding both the acceptability and quality of the financial statements including the critical accounting policies and practices used by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been considered by management and their ramifications, the selection of changes in significant accounting policies, the method used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case may be, of the accounting policies adopted by the Corporation, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor’s conclusions regarding the reasonableness of those estimates;

(iii)	a review of significant adjustments arising from an audit;

(iv)	a review of disagreements with management over the application of accounting policies as well as any disclosure in the financial statements;

(v)
a review of all material off-balance sheet transactions and other relationships with non- consolidated entities that may have a material current or future effect on the financial condition of the Corporation including their disclosure or lack thereof in the applicable quarterly or annual financial statements;

(vi)	a review of the external auditor’s suggestions for improvements to the Corporation’s operations and internal controls;

(vii)	a review of the nature and size of unadjusted errors of a non-trivial amount; and

(viii)	the selection of, and changes in, accounting policies and consideration of the appropriateness of such selections and changes.

(a)
Review with management and the external auditor and, if considered appropriate, approve for recommendation to the Board the release of the Corporation’s annual or quarterly financial statements, as applicable, accompanying notes, related MD&A and earnings press releases.

(b)
Review with management, the external auditor and legal counsel, the Corporation’s procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Corporation and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.

(c)
Meet with the external auditor to review and approve their audit plan, with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit and the assumptions and decisions that have been made in developing the plan.

(d)
Review and approve estimated audit and audit-related fees and expenses for the current year. Pre- approve any significant additional audit and audit-related fees over the estimated amount. Review and approve audit and audit-related fees and expenses for the prior year.

The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Committee. The Corporation shall ensure that funding is available to the Committee for payment of compensation to the external auditor.

(e)
Review and approve, or delegate to a member of the Committee the responsibility to review and approve and subsequently report to the Committee, the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the external auditor prior to the commencement of such work. Implement from time to time a process in connection with non-audit services performed by the external auditor.

(f)
Review a report from the external auditor, if deemed appropriate by the Committee, of all relationships between the external auditor and its related entities and the Corporation and its related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor’s professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming, or otherwise, that in the external auditor’s professional judgment it is independent, and discuss this report with the external auditor in order to evaluate the objectivity and independence of the external auditor.

(g)
Receive reports on any consultations between management and other public accountants respecting accounting principles to be applied in preparing the quarterly or annual financial statements, and on any incidents involving fraud or illegal acts of which management or the external auditor become aware. In this regard, review the relevant control procedures with management to ensure that such matters are adequately guarded against.

(h)	At least once each year, meet privately with management to assess the performance of the external auditor.

(i)
Meet privately with the external auditor at each regularly scheduled Committee meeting, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access to requested information and the level of cooperation received from management during the performance of their work and their evaluation of the Corporation’s financial, accounting and audit personnel and systems.

(j)
Evaluate the performance of the external auditor, and if so determined, recommend that the Board either take steps to replace the external auditor or provide for the reappointment of the external auditor by the shareholders of the Corporation.

(k)	Regarding the services provided by the internal audit function, the Committee shall:

(i)	review and approve annually the internal audit plan and planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;

(ii)	periodically review and approve the mandate, reporting relationships and resources of the internal audit function;

(iii)	periodically throughout each year review the reports of the internal audit function; and

(iv)	review the working relationship between the internal audit function and the external auditor, and between the internal audit function and management.

(l)
Obtain from both the internal audit function and the external auditor the major audit findings and internal control recommendations reported during the period under review, the response of management to those recommendations, and review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal accounting control.

(m)	Review significant emerging accounting and reporting issues, including recent professional and regulatory pronouncements, and assess their impact on the Corporation’s financial statements.

(n)
Review policies and procedures for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders of the Corporation and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

(o)	Review policies for approval of senior management expenses.

(p)
Review the process relative to the periodic certifications by the Chief Executive Officer and the Chief Financial Officer of the Corporation in respect of financial disclosures, the existence of any significant deficiencies in the design or operation of internal controls which could adversely affect the ability to record, process, summarize and report financial data and any significant changes in internal controls or changes to the environment in which the internal controls operate, including corrections of material deficiencies and weaknesses.

(q)
Review and approve all related party transactions as such term is defined from time to time in Multilateral Instrument 61-101 − Protection of Minority Security Holders in Special Transactions, as may be amended from time to time.

(r)
Whenever it may be appropriate to do so, retain and receive advice from experts, including independent legal counsel and independent public accountants, and conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Committee as the Committee may consider appropriate. The Corporation shall ensure that funding is available to the Committee in respect of the aforementioned activities.

(s)	Report regularly to the Board on the activities, findings and conclusions of the Committee.

(t)	Review this Charter on an annual basis and recommend to the Board any changes to it that the Committee considers advisable.

(u)	Complete a self-assessment on a regular basis to determine how effectively the Committee is meeting its responsibilities.

(v)	Perform such other functions as may be delegated from time to time by the Board.

(w)	Review the process for the rotation of the lead audit partner, the concurring partner and any other audit engagement team partner.

(x)	Set policies for the hiring of partners and employees or former partners and employees of present and former external auditors.

5.	Other

(a)	Public Disclosure

(i)	the Committee shall review and approve the Public Disclosure Policy and any changes related thereto and ensure consistency with current developments and best practices; and

(ii)
where practicable, management will review with the Committee or the Chair of the Committee draft news releases to be disseminated to the public related to earnings warnings or financial results which are expected by management to be material in relation to the market price of any of the Corporation’s securities.

(b)	Risk Identification and Management

The Committee shall make all reasonable efforts to identify and address material financial and other risks to the business and affairs of the Corporation and its subsidiaries, including contingent liabilities and IT system contingency plans and make recommendations in that regard to the Board. The Committee shall review and discuss with management and the external auditor all major financial risk exposures and the steps management has taken to monitor/control those exposures, in particular in relation to derivatives, foreign currency exposure, hedging and insurance. The Committee shall be entitled, from time to time, to retain experts and consultants to assist the Committee with the discharge of such mandate. The Committee shall have the discretion in the discharge of these duties to address risks to the Corporation’s and its subsidiaries’ revenues and costs, as well as potentially corrupt or other practices that may lead to loss or depreciation of business reputation.

(c)	Corporate Authorizations Policies

The Committee shall:

(i)	periodically review and approve policies relative to the financial control, conduct, regulation and administration of the Corporation and its subsidiaries;

(ii)
periodically review any administrative resolutions adopted from time to time pertaining to the establishment of procedures relative to commitment and transaction authorizations, the determination of the officers or other persons by whom any instrument in writing or document is to be executed and the manner of execution thereof; and

(iii)	Review, monitor and approve any other financial expenditure policies that would affect the Corporation’s and its subsidiaries’ financial condition or reputation.

(d)	Pension Plans

The Committee shall:

(i)	review on an annual basis the accounting treatment for the Corporation’s pension plans; and

(ii)	review and recommend for Board approval pension plan funding changes.

6.	Responsibilities

Nothing contained in the above mandate is intended to assign to the Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Committee. Even though the Committee has a specific mandate and its members have financial experience and expertise, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

Such matters are the responsibility of management and the external auditor. Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided by the external auditor.